Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum Direct Dial: 202-239-3346 E-mail: david.baum@alston.com

May 30, 2024

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 571 to the Trust’s Registration Statement on Form N-1A – Hodges Fund, Hodges Small Cap Fund, Hodges Small Intrinsic Value Fund, and Hodges Blue Chip Equity Income Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, Hodges Fund, Hodges Small Cap Fund, Hodges Small Intrinsic Value Fund, and Hodges Blue Chip Equity Income Fund, accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(1) thereunder, is a copy of Post-Effective Amendment No. 571 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 571”). Post-Effective Amendment No. 571 is being filed for the purpose of adding Institional Class shares to the Hodges Small Intrinsic Value Fund and changing the primary benchmarck for the Hodges Small Cap Fund and Hodges Small Intrinsic Value Fund in anticipation of tailored shareholder report requirements. There have been no other material changes to the Funds’ disclosure and operations. Substantially all of the disclosure in the Prospectus and Statement of Additional Information has been reviewed by the staff of the U.S. Securities and Exchange Commission in prior filings by the Funds. Consequently, on behalf of the Funds, we hereby request that Post-Effective Amendment No. 571 be given limited review by the Staff.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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